UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 15

       CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
            SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
            OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS
            13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                         Commission File Number  033-95280

                            FALCONBRIDGE LIMITED
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             (Exact name of registrant as specified in charter)

        BCE Place, 181 Bay St., Suite 200, Toronto, Ontario M5J 2T3
                         Telephone: (416) 982-7111
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     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  7 3/8% Debentures, due September 1, 2005
                   7.35% Debentures, due November 1, 2006
                     7.35% Debentures, due June 5, 2012
                    5 3/8% Debentures, due June 1, 2015
                              Debt Securities
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          (Title of each class of securities covered by this Form)

                                    None
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       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      /   /         Rule 12h-3(b)(1)(i)       /   /
Rule 12g-4(a)(1)(ii)     /   /         Rule 12h-3(b)(1)(ii)      /   /
Rule 12g-4(a)(2)(i)      /   /         Rule 12h-3(b)(2)(i)       / X /
Rule 12g-4(a)(2)(ii)     /   /         Rule 12h-3(b)(2)(ii)      /   /
                                       Rule 15d-6                / X /

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Falconbridge Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 5, 2005                             FALCONBRIDGE LIMITED

                                               By:  /s/ Stephen K. Young
                                                    ----------------------
                                                    Stephen K. Young
                                                    Corporate Secretary


Instruction: This form is required by Rules 12g-4, 12h-3, and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.